Filed by PepsiCo, Inc. Pursuant to Rule 425
                                                under the Securities Act of 1933
                                  and deemed filed pursuant to Rule 14a-12 under
                                             the Securities Exchange Act of 1934

                                        Subject Company: The Quaker Oats Company
                                                   Commission File No. 001-00012

                                                          Date: December 8, 2000

This filing contains certain "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are naturally subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained herein. The forward-looking statements contained herein include, but not limited to, statements about benefits of the pending merger between PepsiCo and Quaker Oats and PepsiCo's and Quaker Oats' plans, objectives, expectations and other statements that are not historical facts. Factors that could cause actual results to differ materially from those described herein include: the inability to obtain shareholder or regulatory approvals; actions of the U.S., foreign and local governments; the inability to successfully integrate the businesses of PepsiCo and Quaker Oats; costs related to the merger; the inability to achieve cost-cutting synergies resulting from the merger; changing consumer or marketplace trends; and the general economic environment. Neither PepsiCo nor Quaker Oats is under any obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

PepsiCo and Quaker Oats will file a proxy statement/prospectus and other relevant documents concerning the proposed merger transaction with the SEC. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by PepsiCo free of charge by requesting them in writing from PepsiCo, Inc., 700 Anderson Hill Road, Purchase, New York 10577,
Attention: Secretary, or by telephone at (914) 253-2000. You may obtain documents filed with the SEC by Quaker Oats free of charge by requesting them in writing from The Quaker Oats Company, 321 North Clark Street, Chicago, Illinois 60610, Attention: Corporate Secretary, or by telephone at (312) 222-7111.

PepsiCo and Quaker Oats, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of PepsiCo and Quaker Oats in connection with the merger. Information about the directors and executive officers of PepsiCo and their ownership of PepsiCo shares is set forth in the proxy statement for PepsiCo's 2000 annual meeting of shareholders. Information about the directors and executive officers of Quaker Oats and their ownership of Quaker Oats stock is set forth in the proxy statement for Quaker's 2000 annual meeting of stockholders. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when its becomes available.


                                    # # # #

The following communication was disseminated to employees of The Quaker Oats Company on December 8, 2000.


                        Quaker Employee Information/Q&A


Basic Statement of Philosophy
-----------------------------
It is our belief that employees are one of our greatest assets. It is our philosophy when considering any form of restructuring of the business, especially one designed to drive growth, that retaining current employees must be a priority. Growth creates new opportunities and new jobs and we will need good people to do those jobs. We understand that not everyone always finds a suitable match, but because we are a large company there are many opportunities we can explore to minimize the number of people who become dislocated by any change.

General Statement on Compensation and Benefits
----------------------------------------------
Our first goal is to reassure employees that their Quaker compensation and benefits are secure. PepsiCo and Quaker have agreed that for one year from the merger date, Quaker employees and former employees will receive a level of total compensation, including benefits, that is in the aggregate no less favorable than that in effect immediately prior to the merger date.

Therefore, we intend to keep most existing Quaker pay and benefit programs in place on the merger date without making a lot of changes.

Obviously, because Quaker stock will cease to exist, there will be some impact on stock related plans. For example, all Quaker stock and stock options under the plans will be converted to PepsiCo stock and stock options as of the merger date.

As to changes following the merger date, we will make a careful assessment before any modifications are made. Both Quaker and PepsiCo have had a policy of providing strong, highly competitive compensation and benefits plans and we intend to continue that policy in the new merged company.

To provide you with a general sense of timing related to the transaction, first Quaker Shareholder approval is required, and we anticipate this happening in the first quarter of 2001. This approval will also trigger the "change in control" provisions under most Quaker plans. The actual merger date is expected to occur shortly after approval from shareholders and relevant government authorities.


COMPENSATION
------------

Base Salary
-----------
On the merger date, base salaries will continue at current levels. We will continue with Quaker's normal annual compensation cycle to include performance (merit), as well as other salary increases in accordance with usual practice.

Bonus
-----
Quaker's bonus plans (MIB, VIP, SIP) for calendar year 2000 will be paid in accordance with Quakers' usual practice on or before March 15, 2001. However, an early pro-rata bonus payment for the calendar year 2001 bonus (MIB, VIP, SIP) will be made based on performance between January 1, 2001 and the merger date. To receive an early bonus payment, individuals must be actively employed on the merger date.

Since no new Quaker equity can be granted under the accounting rules applicable to the merger, employees will not have the opportunity to utilize their calendar year 2000 or 2001 bonus to participate in the IIP.

Stock Options
-------------
The Quaker Long Term Incentive Plan, as amended, provides that all unvested options vest and become exercisable on the date Quaker shareholders approve the merger.

On the date of the actual merger, all outstanding Quaker options will be converted into fully vested PepsiCo stock options. An adjustment to the number of options and exercise prices will be made so that each individual's "option gains" are the same before and after the conversion.

All other terms of the options will be the same, including the date of expiration; and all options that don't otherwise expire before the merger will continue to be exercisable following the merger.

Since Quaker stock will cease to exist, and future long term incentives will be in PepsiCo stock, there will be no 2001 Quaker stock option grant made prior to the merger.

Quaker and PepsiCo management intends to ask the merged companies' Board to make PepsiCo option grants in 2001 following the merger.

Restricted Stock
----------------

The Quaker plans provide that all restrictions are lifted on the date Quaker shareholders approve the merger and participants become fully vested in their Quaker shares.

BENEFITS
--------

Severance
---------
All Quaker severance plans will remain unchanged and in full effect for at least 12 months (24 months in the case of plans providing for such longer period) following the merger.

ESOP
----
For 2001, all participants will receive their normal allocation under the plan in Quaker stock, if before the merger or in PepsiCo stock, if after the merger.

Those employees who are affected by IRS limitations will receive corresponding cash payments in accordance with past practice.

Irrespective of the merger, the June 30, 2001 allocation will be the last allocation of stock under the ESOP. It was Quaker's intention to consider appropriate alternatives to the ESOP and that will be the merged companies' intent.

Meanwhile all account balances, including employee 401(k) contributions will remain fully funded in the trust and secure following the merger.

The ESOP allocation will be made to Quaker employees and employees of PepsiCo will not participate in the June 30, 2001 award.

Pension Plan
------------
The plan and all features will remain unchanged on the merger date.

Pension service earned with Quaker will be honored with PepsiCo.

Current retirees are entitled to the same benefit levels as earned with Quaker.

Health and Welfare Plans
------------------------
All plans and coverage levels remain unchanged on the merger date. All elections made during open enrollment will remain in force and no one's outstanding claims will be affected.

Sales/Distribution
------------------

Q:   Does PepsiCo plan to distribute Gatorade through the bottling network?
A: The intention of PepsiCo is to continue to distribute Gatorade through Quaker's current warehouse system. If Gatorade can benefit from the vending and/or on-premise presence of Pepsi-Cola, we will certainly explore that opportunity.

Q: Does PepsiCo plan to fold all of Tropicana's warehouse system into the Gatorade distribution system?
A: Over the next few months, we will explore how to best use the Gatorade warehouse system to accelerate the penetration of Tropicana ambient juice products across the United States. How these systems come together has not been finally determined, but it is an opportunity we will pursue.

Q: Is PepsiCo going to put all of Quaker's snack business through the Frito-Lay distribution system?
A: PepsiCo has not assumed that all of Quaker snacks will go through the Frito-Lay system. Synergies are expected based on the fact that we believe that we can accelerate the innovation agenda in the snack business and potentially achieve enough scale to warrant putting certain products in the smaller format up and down the street channel. [Note: To make the economics work today in the Frito system, a brand must have a certain scale to be profitable.]

Q:   What are you assuming about the synergies on the international side?
A: All we have assumed is that they are there and that we will explore them jointly. We would encourage everyone on both sides to think about ways we can work together in international markets.

Q.   What are PepsiCo's plans with the cereal business?
A: Our only plan is to stay the course. We fully recognize that this is a high quality business with great people, brands and margins. We also realize that this business is important to Quaker's broker system in that it gives a level of scale to their portfolios that cannot be underestimated.

Q:   What are your plans for the new Availability Sales Force?
A: Changes we make, if any, will be done in an evolutionary fashion that makes sense for the economics of both sides. Our understanding of the Availability Sales Force is that it is primarily focused on bringing more "points of sweat" to the Gatorade business.

     First, PepsiCo is not assuming that this business goes through the bottling system, but is open to considering it where it makes sense. Second, if for any reason we do decide to make changes here, the PepsiCo system is hungry for talent because of the pace of growth. As a result, we hope, consistent with the philosophy expressed above, that we would have alternative opportunities for anyone affected by any change.

Manufacturing
-------------

Q: By rationalizing hot-fill capacity do you mean we will be consolidating our systems?
A: This is something that PepsiCo believes will be an opportunity, but nothing has been decided. The plan is for the Quaker people to work with Tropicana and Pepsi people to figure out how to make this an opportunity.

Q: Where will Quaker snacks be manufactured if they "join" the Frito distribution system?
A: There is no plan to change the manufacturing strategies for Quaker snacks, unless Quaker tells us it makes sense.

Q: You are calling for significant procurement savings. Does that mean purchasing will be consolidated?
A: No. Each of our divisions does it's own purchasing, but they collaborate together where it makes sense. We believe the merged company will gain from greater presence because of the larger scale of the new enterprise, especially in the area of beverage packaging. This will be a joint effort.

Q: Are there any changes with respect to the manufacturing rationalization going on in the Cereal business?
A: No. Quaker is doing a great job of achieving those productivity goals in an orderly way.


Headquarters
------------

Q:   What are your plans to reduce the corporate staff?
A: PepsiCo divisions operate very independently. Each has a full staff complement in the areas of finance, HR, marketing, R&D and so on. Our Corporate headquarters primarily handles the responsibilities of consolidation, financing, audit and the external reporting requirements of a public company. Even areas such as strategy and M&A are joint efforts with different areas of work carved out for the corporate and division staffs.

     Therefore, we have only assumed that the obvious duplication in the areas of "public company" work would need to be rationalized and even that would not happen for some time, as there will be ongoing needs to complete the cycle of separate reporting for a while after the closing. We would hope that this period would give us the time to find appropriate opportunities for as many of the affected people as possible.